Exhibit (a)(viii)

June 4, 2021

STOCKHOLDER

STREET ADDRESS

CITY, STATE, ZIP CODE

Dear Stockholder:

Thank you for your investment in KBS Real Estate Investment Trust III (the “REIT”). We have received your Special Redemption request due to Death, Disability, or Incompetence for your KBS account (00123456789). The share redemption program is temporarily suspended due to the REIT’s current tender offer to purchase shares of the REIT’s common stock and all redemption requests have been cancelled. During the suspension, no redemption requests will be accepted under the share redemption program until the completion of the tender offer. Should you wish to participate in the tender offer, you can obtain details without charge at www.selftender.kbs.com or by calling the information agent for the offer at (844) 253-1478. The offer expires on July 1, 2021, unless extended or withdrawn.

After the expiration of the tender offer, we currently expect that redemptions under the share redemption program will resume on the last business day of July 2021. If you would like to resubmit your redemption request and paperwork for consideration under the share redemption program, you may do so after the tender offer expires. We expect that the redemption price for Special Redemptions would remain at the most recent estimated value per share of the REIT’s common stock. However, in its sole discretion, the board of directors could amend, further suspend, or terminate the REIT’s share redemption program upon 10 business days’ notice.

Should you have any questions, please reach out to your financial representative or contact KBS Capital Markets Group LLC at 866-527-4264.

Respectfully,

KBS Real Estate Investment Trust III